

Johnson Matthey

SUPPL

May 13, 2003


03050692


RECEIVED
MAY 1 9 2003

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

VIA CERTIFIED MAIL
RETURN RECEIPT REQ
7099 3400 00180739 022(

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Dealings By Directors**	**17 April 2003**
2.	**Dealings By Directors**	**2 April 2003**
3.	**Johnson Matthey Announces Retirement of a Non-Executive Director and Subsequent Board Changes**	**25 March 2003**
4.	**Dealings By Directors**	**20 March 2003**
5.	**Notification of Major Interests in Shares**	**19 March 2003**
6.	**Dealings By Directors**	**20 February 2003**
7.	**Dealings By Directors**	**16 January 2003**
8.	**Dealings By Directors**	**30 December 2002**
9.	**Dealings By Directors**	**19 December 2002**
10.	**Dealings By Directors**	**2 December 2002**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

5/29

Enclosures
cc: S. A. Farrant (w/o encl.)

O:\LG\S\SEC\SECApril 2003.DOC

NORTH AMERICAN CORPORATE
460 East Swedesford Road, Suite 2000, Wayne PA 19087-1880 TEL: (610) 971-3000, FAX: (610) 971-30

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	17:57 17 Apr 2003
Number	1988K



DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

Number of shares/amount of stock acquired

C R N Clark	48
N A P Carson	48
D W Morgan	48
J N Sheldrick	48

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£8.17

Date of transaction
16 April 2003

Date company informed
16 April 2003

Total holding following this notification
C R N Clark 65,818
N A P Carson 36,791
D.W Morgan 34,961
J N Sheldrick 91,875

Total percentage holding of issued class following this notification
0.10%

Contact and telephone number for queries
Lynne Cossey
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Cossey
020 7269 8461

Date of Notification: 17 April 2003

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	16:48 2 Apr 2003
Number	5715J

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
Mr J N Sheldrick
Mr N A P Carson

Person with Holding(s)
as above

Registered Holder(s)
Share Nominees Ltd as the PEP Plan Manager of the Johnson Matthey PEP.

Connected Person(s)
N/A

Nature & Extent of transaction
Purchase of shares by the PEP Plan Manager to reinvest dividends paid on the shares held in the PEP.

Number of shares/amount of stock acquired
Mr J N Sheldrick - 17
Mr N A P Carson - 2

Percentage of Issued Class
Less than 0.01%

Number of Shares/Amount of stock disposed of
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price Per Share
£7.655

Date of Transaction
31 March 2003

Date Company Informed
2 April 2003

Total holding following this notification

	Shares
J N Sheldrick	91,827
N A P Carson	36,743

Total Percentage holding of Issued Class following this notification
0.06

Contact and telephone number for queries
Lynne Cossey, 020 7269 8461

Name of authorised company official responsible for making this notification
Lynne Cossey 020 7269 8461

Date of Notification: 2 April 2003

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25 March 2003

Johnson Matthey announces Retirement of a Non-Executive Director and Subsequent Board Changes

Johnson Matthey Plc announces that Hugh Jenkins will retire as a director of the company at the conclusion of the company's Annual General Meeting on 16th July 2003. Hugh has been a non-executive director of Johnson Matthey since January 1996.

Following Hugh's retirement, Charles Mackay will be nominated as the senior independent director and Alan Thomson will take over as chairman of the Audit Committee.

Commenting on Hugh Jenkins' retirement, Michael Miles, Chairman of Johnson Matthey, said: "Hugh brought considerable experience and expertise to his role and made a significant contribution to the development of the company. On behalf of the Board, I would like to thank him for all his hard work and wish him the very best for a long and happy retirement."

Enquiries:

Johnson Matthey

John Sheldrick
Group Finance Director
020 7269 8438

Ian Godwin
Group Corporate Communication Manager
020 7269 8410

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Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	15:09 20 Mar 2003
Number	0136J

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

Number of shares/amount of stock acquired

C R N Clark	45
N A P Carson	45
D W Morgan	45
J N Sheldrick	45

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£8.05

Date of transaction
19 March 2003

Date company informed
20 March 2003

Total holding following this notification
C R N Clark 65,770
N A P Carson 36,741
D W Morgan 34,913
J N Sheldrick 91,810

Total percentage holding of issued class following this notification
0.10%

Contact and telephone number for queries
Lynne Cossey
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Cossey
020 7269 8461

Date of Notification: 20 March 2003

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	17:23 19 Mar 2003
Number	9639I

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company — Johnson Matthey plc

2. Name of shareholder having a major interest — Fidelity Investments

3. Person with holding — As in 2 above

4. Name of registered holder

Mellon Bank	11,748
State Street Nominees Ltd	25,500
Lloyds Bank Nominees Ltd	132,200
Brown Brothers Harriman	5,900
Northern Trust	33,000
State Street Bank & Trust	33,200
Bank of New York – Europe	10,500
MSCO	35,000
National Cities	31,800
Clydesdale Bank (Head Office) Nominees Ltd	1,071,091
Chase Manhattan Bank London	413,000
Bank of New York London	98,900
Citibank	5,800
Credit Suisse FST BOS Zurich	4,300
Chase Nominees Ltd	92,674
Nortrust Nominees Ltd	44,170
BT Globenet Nominees Ltd	39,000
MSS Nominees Ltd	60,300
RBS Trust Bank	119,506
Bankers Trust	266,635
Citibank	136,530
Bank of New York Europe	51,415
HSBC Client Holdings Nominee (UK) Ltd	117,300
Nortrust Nominees Ltd	408,587
Bankers Trust	85,990
Chase Nominees Ltd	64,742
Morgan Stanley	239,100
RBS Trust Bank	386,450
Citibank	126,336
MSS Nominees Ltd	70,605
Northern Trust	883,659
Bank of New York Europe	80,500

Chase Manhattan Bank London	125,374
Deutsche Bank	76,100
JP Morgan	323,132
Mellon Nominees Ltd	22,800
State Street Nominees Ltd	167,400
Bank of New York Brussels	200,826
Bank of New York London	409,800
State Street Bank & Trust	134,200
National Australia Bank	4,300
PICG	2,200

5.	Number of shares/amount of stock acquired	not known
6.	Percentage of issued class	not known
7.	Number of shares/amount of stock disposed	n/a
8.	Percentage of issued class	n/a
9.	Class of security	Ordinary £1 shares
10.	Date of transaction	not known
11.	Date company informed	19 March 2003
12.	Total holding following this notification	6,651,570
13.	Total percentage holding of issued class following this notification	3.03%
14.	Any additional information	
15.	Name of contact and telephone number for queries	A L Cossey 0207 269 8461
16.	Name of authorised company official responsible for making this notification	A L Cossey

Date of this notification: **19 March 2003**

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	14:43 20 Feb 2003
Number	7628H



DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan and Scheme Dividend Reinvestment (N A P Carson only)

Number of shares/amount of stock acquired

C R N Clark	48
N A P Carson	51
D W Morgan	48
J N Sheldrick	48

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£7.80

Date of transaction
19 February 2003

Date company informed
20 February 2003

Total holding following this notification
C R N Clark 65,725
N A P Carson 36,696
D W Morgan 34,868
J N Sheldrick 91,765

Total percentage holding of issued class following this notification
0.10%

Contact and telephone number for queries
Lynne Cossey
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Cossey
020 7269 8461

Date of Notification: 20 February 2003

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	16:29 16 Jan 2003
Number	2886G



DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan.

Number of shares/amount of stock acquired

C R N Clark	48
N A P Carson	48
D W Morgan	48
J N Sheldrick	48

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£7.90

Date of transaction
15 January 2003

Date company informed
15 January 2003

Total holding following this notification
C R N Clark 65,677
N A P Carson 36,645
D W Morgan 34,820
J N Sheldrick 91,717

Total percentage holding of issued class following this notification
0.10%

Contact and telephone number for queries
Lynne Cossey
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Cossey
020 7269 8461

Date of Notification: 16 January 2003

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	15:14 30 Dec 2002
Number	6530F

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
Mr J N Sheldrick

Person with Holding(s)
as above

Registered Holder(s)
Share Nominees Ltd as the PEP Plan Manager of the Johnson Matthey Single Company PEP.

Connected Person(s)
N/A

Nature & Extent of transaction
Purchase of shares by the PEP Plan Manager to reinvest dividends paid on the shares held in the Single Company PEP.

Number of shares/amount of stock acquired
3

Percentage of Issued Class
Less than 0.01%

Number of Shares/Amount of stock disposed of
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price Per Share
£7.60

Date of Transaction
23 December 2002

Date Company Informed
30 December 2002

Total holding following this notification

	Shares
J N Sheldrick	91,669

Total Percentage holding of Issued Class following this notification
0.04%

Contact and telephone number for queries
Lynne Cossey, 020 7269 8461

Name of authorised company official responsible for making this notification
Lynne Cossey 020 7269 8461

Date of Notification: 30 December 2002

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	14:58 19 Dec 2002
Number	3711F



DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan.

Number of shares/amount of stock acquired

C R N Clark	48
N A P Carson	48
D W Morgan	48
J N Sheldrick	48

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£7.66

Date of transaction
18 December 2002

Date company informed
19 December 2002

Total holding following this notification
C R N Clark 65,629
N A P Carson 36,597
D W Morgan 34,772
J N Sheldrick 91,666

Total percentage holding of issued class following this notification
0.10%

Contact and telephone number for queries
Lynne Cossey
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Cossey
020 7269 8461

Date of Notification: 19 December 2002

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	16:10 2 Dec 2002
Number	5564E

DEALINGS BY DIRECTORS

FOR IMMEDIATE RELEASE

Name of Company	Johnson Matthey PLC
Name of Director	Mr R Walvis and Mr A M Thomson
Person with Holding(s)	Mr R Walvis and Mr A M Thomson
Registered Holder(s)	As in 2 above
Connected Person(s)	n/a
Nature & Extent of transaction	Purchase of shares
Number of Shares/Amount of stock acquired	R Walvis – 1,000 shares A M Thomson – 2,000 shares
Percentage of Issued Class	less than 0.01%
Number of Shares/Amount of Stock Disposed	nil
Percentage of Issued Class	n/a
Class of Security	Ordinary £1 shares
Price Per Share	Mr R Walvis - £8.42 Mr A M Thomson - £8.51
Date of Transaction	29 November 2002
Date Company Informed	29 November 2002
Total Holding Following this notification	Mr R Walvis – 1,000 shares Mr A M Thomson – 2,000 shares
Total Percentage Holding of Issued Class Following this Notification	Less than 0.01%

Contact and telephone number for queries:
A L Cossey, 020 7269 8461

Name of authorised company official responsible for making this notification
A L Cossey, 020 7269 861

Date of Notification: 2 December 2002

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